Exhibit 1.4

EXTRACTED FROM KCRC CORPORATE GOVERNANCE MANUAL 3RD EDITION (APRIL 2005)

STANDING ORDERS OF THE MANAGING BOARD

221     The Managing Board’s Standing Orders, which set out how the Board conducts its business, are reproduced as paragraphs 222 to 229 below.

222     The Board may appoint a Secretary and shall cause minutes to be kept of all resolutions and proceedings of the Board at each meeting. The minutes of each meeting shall include a record of the Members, Corporate staff and any other parties who are present.

223     Meetings of the Board will normally be held on the last Monday of each month. Formal notice will be given and confirmation of the date, time and venue will be noted at the end of the minutes of the previous meeting.

224     Any paper for consideration of the Board should be forwarded to reach Members at least 7 days prior to the relevant Board meeting. With the Chairman’s approval, urgent or sensitive papers may be distributed at any time prior to the meeting, or tabled at the meeting.

225     In addition, the Chairman is empowered to call extraordinary meetings of the Board at any time, and any 2 Members of the Board may together call a meeting by requisition to the Secretary in writing specifying the business of the meeting.

226     At least 48 hours’ notice of any extraordinary meeting shall be given in writing to each Member. The notice shall specify the place, date and time of the meeting and the business to be conducted.

227     The Chairman may also, without calling a meeting, circulate in writing any resolution to all Members of the Board, and such resolution shall be duly passed if signed by not less than 5 Members.

228     In the absence of the Chairman of the Board and of any Member nominated and appointed to act as Chairman in his place, the Board may appoint a Member to chair the meeting or to respond to problems on behalf of the Board.

229     In the event of any inconclusive ballot of Members on any issue, a casting vote shall be exercised by the Chairman.

RULES FOR CONDUCT OF CORPORATION BUSINESS

241     The following matters will in all cases be referred to the Managing Board for its consideration and approval, together with any further items which the Board may from time to time decide –

(a)	Board General Standing Orders.

(b)	Rules for Conduct of Corporation Business.

(c)	By-laws.

(d)	3 Year Business Plans, including revenue, expenses and capital budgets for the ensuing year, annual manpower plan and pay review.

(e)	Annual Budget.

(f)	Annual Report and Audited Accounts.

(g)	Recommendations with respect to Dividend Payments.

(h)	Major Business Strategies.

(i)	Passenger Fares and Freight Charges.

(j)	Capital projects, and variations to capital projects, in excess of HK$50 million.

(k)	All contracts, and variations to all contracts, in excess of HK$50 million.

(l)	All non-lowest conforming expenditure and all non-highest conforming revenue contracts, and variations to such contracts, in excess of HK$20 million.

(m)	All consultancy contracts, and variations to consultancy contracts, in excess of HK$10 million.

(n)	Substantive appointments of the Chief Executive Officer, Senior Directors, Directors, Deputy Directors, and General Managers who directly report to the CEO, including prior clearance with the Board of any terms and conditions for negotiating agreements providing for pension, gratuities, settlement and other financial benefits.

(o)	Borrowings other than those involving uncommitted facilities with maturities of one year or shorter.

(p)	Purchase and sale of all real property.

(q)	Formation, acquisition and disposal of companies.

(r)	Write off of fixed assets, the original cost of each of which exceeded $50 million, and write off of items of capitalized expenses exceeding $10 million each.

242     In addition, Management must report to the Board each month on significant developments, together with the operating and financial results, information on use of the Corporate Seal, letting of major contracts, accidents, service disruptions, public complaints and any other matters which may be required by the Board from time to time.

243     All other authorities to carry out Corporation activities are delegated to the Chief Executive Officer.

COMMITTEES OF THE MANAGING BOARD

251     Where a Committee of the Board is formed to handle a particular subject, a Chairman and a Secretary shall be appointed by the Board and minutes shall be kept in the same manner as for the Board itself. Furthermore, the decisions arising from the deliberations of any such Committee shall be referred to the full Board for ratification.

252     To date, the Managing Board has established five Committees, each with its own terms of reference, to assist the Board in carrying out its work. These are –

(a)	the Audit Committee;

(b)	the Strategic Human Resource Committee;

(c)	the Finance Committee;

(d)	the Capital Projects Committee; and

(e)	the Property Committee.

The Audit Committee

•	The Audit Committee shall consist of three non-executive Members of the Board. A quorum for meetings of the Committee shall be two. All non-executive Members of the Board shall have the right to attend the meetings of the Committee.

•	The Audit Committee shall be accountable to the Board, shall meet with such frequency as it may consider appropriate (but in any event not less than three times a year) and shall present a report on its activities to the Board twice a year or as the Board may determine.

•	The Audit Committee shall determine who from the executive management of the Corporation shall attend meetings of the Committee.

•	The Audit Committee shall have the following general powers, duties and responsibilities –

1.	to obtain any information or explanation it requires from any employee of the Corporation.

2.	to give to the Board such additional assurance as it may reasonably require regarding the reliability of financial information submitted to it and of financial statements issued by the Corporation.

3.	to make recommendations to the Board on the appointment, removal and remuneration of the external auditors.

4.	to approve/monitor (whichever is appropriate) the appointment of the auditor to any of the Corporation’s subsidiary companies or any additional services to be undertaken by the auditor of such companies, and all additional services to be undertaken by the external auditor of the Corporation.

5.	to review the Annual Report and Accounts of the Corporation with senior management of the Corporation and with the external auditors in order that the Committee may satisfy itself that the information they contain has been fairly and accurately stated.

6.	to discuss with the external auditors their general approach to and the scope of their audit, including, in particular, the nature of any significant unresolved accounting and auditing problems; the nature of any significant adjustments, reclassification or additional disclosures proposed by the auditors which are significant or which may in the future become material; and the nature and impact of any material changes in accounting policies.

7.	to keep under general review the system of internal audit in operation within the Corporation and to receive periodically reports from the internal auditors.

8.	to give to the Board such assurance as it may reasonably require regarding compliance by the Corporation, its subsidiaries and those of its associates for which it provides management services with all legal and other regulations to which they are subject; and

9.	to undertake on behalf of the Chairman or the Board such other related tasks as the Chairman or the Board may from time to time entrust to it.

The Strategic Human Resource Committee

•	The Strategic Human Resource Committee shall consist of at least three non-executive Members of the Board, with the quorum being at least half of the Board Members.

•	The Managing Board may appoint expert members to the Strategic Human Resource Committee to provide advice, but they will not count towards the quorum of the Committee.

•	The Strategic Human Resource Committee is responsible to the Managing Board and may meet as frequently as it decides. Its terms of reference are as follows –

1.	to review and recommend to the Managing Board all proposals for creation and deletion of posts in the ranks of Senior Director, Director and Deputy Director;

2.	to review the outcome of all acting appointments made with a view to substantive promotion to the ranks of Senior Director. Director and Deputy Director, and to recommend to the Managing Board all appointments, promotions, and contract renewals together with their remuneration, of all staff to fill all posts in these ranks;

3.	to recommend to the Managing Board all appointments, promotions, and contract renewals together with their remuneration, of all staff to fill those Senior Executive posts which report directly to the Chief Executive Officer, namely, Company Secretary and General Counsel, General Manager - Corporate Affairs and General Manager - Internal Audit;

4.	to review and recommend to the Managing Board terminations of contracts and summary dismissals, together with their terms and conditions, of all staff in the ranks of Senior Director, Director, Deputy Director and Senior Executive;

5.	to review annually the pay and conditions of the Chief Executive Officer and to recommend to the Managing Board, for endorsement, any proposed adjustment, prior to this being put, via the Secretary for the Environment, Transport and Works, to the Chief Executive of the Hong Kong Special Administrative Region for approval;

6.	to review annually the remuneration of all staff in the ranks of Senior Director, Director, Deputy Director and Senior Executive, and to recommend to the Managing Board their respective adjustments in remuneration;

7.	to review annually the market pay trend data and to recommend to the Managing Board the adjustments in remuneration to be applied by Management to all staff in the Executive, Management and Non-management ranks; and

8.	to advise the Managing Board on any proposal to make a major change to existing terms and conditions of service for employees of the Corporation, or to introduce any major new term and condition of service.

The Finance Committee

•	The Finance Committee shall consist of at least three Members of the Board, with its quorum being at least half the Board Members.

•	The Managing Board may appoint expert members to the Finance Committee to provide advice, but they will not count towards the quorum of the Committee.

•	The Finance Committee is required generally to deal with the investment of surplus funds and to advise the Managing Board on the Corporation’s strategies for the financing of future major capital projects. Specifically it is required –

Investment of Surplus Funds

1.	to apply approved evaluation criteria for shortlisting and selecting companies to act as investment managers or custodians;

2.	to evaluate proposals from potential investment managers and custodians and to make recommendations to the Managing Board on appointment of these companies;

3.	to determine the amounts of surplus funds to be managed by investment managers and by the Corporate Treasury Department;

4.	to develop specific cash investment guidelines;

5.	to review and monitor the investment performances of investment managers, custodians and the Corporate Treasury Department;

6.	to terminate the appointment of investment managers or custodians, as required;

Financing Strategies

7.	to develop financing strategies in respect of major capital projects and ongoing funding requirements and to make recommendations to the Managing Board;

8.	subject to the financing strategies developed under (7) being accepted by the Corporation and the Government, and to their proper reflection in Project Agreements, to ensure that the funding requirements of the Corporation are adequately met;

Others

9.	to perform any other related task that the Managing Board may remit.

The Capital Projects Committee

•	The Capital Projects Committee shall consist of at least three Members of the Board, with its quorum being at least half the Board Members.

•	The Managing Board may appoint expert members to the Capital Projects Committee to provide advice, but they will not count towards the quorum of the Committee.

•	The terms of reference of the Capital Projects Committee are to keep under review and to make recommendations to the Managing Board on the following subjects in respect of capital projects associated with West Rail, East Rail, the East Rail Extensions, and other new railway projects –

1.	Proposals for defining scope, engineering feasibility, cost and financial viability of the projects at the conceptual stage;

2.	Project Agreements and other contractual arrangements with the Government in respect of capital projects;

3.	The contract strategies for the projects;

4.	The conditions of contract for the projects, including procedures to control project expenditure, major variation orders and claim resolution, and their application by Management; and

5.	The progress of the projects, including proposals for significant changes in their respective scopes, programmes, designs, costs, budgets and contracts management, and any other significant issues.

The Property Committee

•	The Property Committee shall consist of at least three Members of the Board, with its quorum being at least half the Board Members.

•	The Managing Board may appoint expert members to the Property Committee to provide advice, but they will not count towards the quorum of the Committee.

•	The terms of reference of the Property Committee are to keep under review and to advise the Managing Board on the strategies for and progress on

(a)	property development for sale or investment;

(b)	the leasing of the Corporation’s property portfolio; and

(c)	optimizing the potential of the Corporation’s land and property portfolio to generate additional commercial income for the Corporation.

•	In addition, it is specifically required –

(a)	in respect of property development –

1.	to review periodically and to advise the Managing Board on the Corporation’s overall property development programmes;

2.	to review all proposed new property development projects, after technical and financial viability studies have been carried out, and prior to their submission by Management to the Town Planning Board;

3.	to approve the evaluation criteria for short listing property developers;

4.	to approve the short list of property developers;

5.	to approve the evaluation criteria for assessing tenders from property developers;

6.	to endorse the final selection of developers and to recommend them to the Managing Board for approval;

7.	to endorse the proposed Heads of Agreement for specific property development projects, and to recommend them to the Managing Board for approval;

8.	to keep under review the Corporation’s standard Joint Venture Agreement for property development projects, to endorse any proposed changes that are necessary in respect of any specific property development project and to recommend such changes to the Managing Board for approval before award of the relevant joint venture. Subsequently to consider any proposed changes to the Joint Venture Agreement that could impact adversely on the Corporation’s legal position, profit share or forecast share of profit in dollar terms;

(b)	in respect of investment in, and leasing and disposal of property –

9.	to examine any proposals for the Corporation to invest in the acquisition of commercial properties and to make appropriate recommendations to the Managing Board;

10.	to examine any proposals for leasing of Corporation property where the total revenue for the Corporation from the lease is estimated to exceed $20 million and to make appropriate recommendations to the Managing Board;

11.	to examine any proposals for disposing of property and to make appropriate recommendations to the Managing Board; and

(c)	in respect of generating additional commercial income –

12.	to examine any proposals for generating additional revenue in excess of $20 million from the land or property held by the Corporation and to make appropriate recommendations to the Managing Board.

SUBMISSIONS TO THE MANAGING BOARD AND ITS COMMITTEES

261     As the Managing Board has consciously decided to limit its consideration to those key matters specified in the Rules for Conduct of Corporation Business, before making a submission to the Managing Board or one of its Committees the responsible Division or Department head must first ascertain whether the matter needs reference to the Managing Board or the Committee, or can instead be decided by the Chief Executive Officer exercising his delegated authority. Advice may be sought from the Company Secretary and General Counsel, and the Deputy Company Secretary.

262     The Chief Executive Officer has a duty to ensure that all submissions to the Managing Board and its Committees (except the Audit Committee) state the relevant issues and proposals succinctly and definitively. In the case of the Audit Committee, the Chief Executive Officer will only be concerned with those parts of papers which reflect Management’s responses to audit findings and recommendations, and not with the findings and recommendations of either the General Manager, Internal Audit or the External Auditor, which will not be subject to amendment or softening.

263     The Chairman shall determine what papers are to be submitted to the Managing Board and, in doing so, that the content and order of the Managing Board’s agenda are correct. He has the responsibility to ensure that the content of papers submitted to the Managing Board accord with the policy previously laid down by the Managing Board and, where they do not to bring this to the attention of the Chief Executive Officer. In consultation with the Chairman, the Chief Executive Officer will then be responsible for deciding whether any paper should be withdrawn from the agenda, whether the content of any paper should be amended to accord with the approved policy or whether the Managing Board’s approval should be sought to amend the prevailing policy.

264     All papers relating to matters falling within the terms of reference of a Board Committee must be considered by that Committee before being submitted to the Board unless the Board or the Chairman declares otherwise.

265     The Chairman, and Members having cleared any board paper initiated by them with the Chairman, may submit papers to the Managing Board in accordance with paragraph 224.

266     Only the Company Secretary and General Counsel, and the Deputy Company Secretary have the authority to despatch papers to the Board and its Committees. The purpose of this control is simply to ensure the quality, timeliness and orderliness with which papers are prepared and issued. For the avoidance of doubt, this requirement should not in any way inhibit or discourage any Directors or General Managers from raising issues on which they consider the Managing Board should be consulted or informed. Indeed it is their responsibility, as Directors and General Managers, both to raise issues and to speak up because Members of the Managing Board require their advice, and because Members and Management are part of the same corporate team.

ROLE OF THE CHIEF EXECUTIVE OFFICER

301     The Chief Executive Officer of the Corporation is responsible to the Board for the conduct of the day-to-day business of the Corporation and for implementing the policies and strategies decided by the Board. He is responsible to the Board for all aspects of the Corporation’s performance.

302     Save for those matters reserved to the Managing Board under the Rules for Conduct of Corporation Business for its consideration and decision, the Managing Board has delegated its authority to the Chief Executive to make decisions in respect of all other matters arising from the business of the Corporation.

ABSENCE OF THE CHIEF EXECUTIVE OFFICER

311     To cover periods when he is absent the Chief Executive Officer will either –

(a)	assign a Senior Director to carry out overall coordination of the Corporation’s day-to-day business; or

(b)	nominate a Senior Director to the Board for appointment to act as Chief Executive Officer until the incumbent returns to duty.

312     A Senior Director, who is assigned in accordance with paragraph 311 (a), will, during the period of any such assignment, have the Chief Executive Officer’s delegated authority to approve or endorse any matters relating to the day to day business of the Corporation which require the Chief Executive Officer’s approval or endorsement, subject only to any restrictions specifically imposed when any such assignment is made. However, this delegation does not extend to authorities or powers derived from the KCRC Ordinance (Cap. 372) and the Board. In any instance when the exercise of these activities or powers are required, the coordinating Corporate Executive must contact the Chief Executive Officer if it is a matter of urgency, which cannot await until the Chief Executive Officer’s return.

314     A Senior Director, who is nominated and appointed in accordance with paragraph 311 (b) above, will, during the period of any such nomination and appointment have both the full authorities or powers of the Chief Executive Officer as derived from the KCRC Ordinance (Cap. 372) and the Board and the authority to approve or endorse any matters relating to the conduct of the Corporation’s day to day business which require the Chief Executive Officer’s approval or endorsement, subject only to any restrictions specifically imposed when any such nomination and appointment is made.

DELEGATION BY THE CHIEF EXECUTIVE OFFICER

321     The Chief Executive Officer delegates authority with the objective of ensuring that the work of the Corporation is done as simply, consistently and efficiently as possible, having regard to the best interests of the Corporation. To this end, the Chief Executive Officer will, from time to time, issue Chief Executive Officer’s Circulars which will promulgate policies and procedures for the organization and conduct of various classes of activity (e.g. budgetary control, procurement, leasing and property management, control of corporate documents etc.). These Circulars will, inter alia –

(a)	set out the limits of delegated authority; and

(b)	empower persons to whom such authority is delegated.

MANAGEMENT COMMITTEE (MCOM)

331     The Chief Executive Officer is delegated the authority to carry out all of the Corporation’s activities other than those reserved by the Managing Board under the Rules for Conduct of Corporation Business. The Chief Executive Officer has established the Management Committee (MCOM) to enable him to obtain a collective Management view on important issues. The CEO chairs MCOM and other members comprise the Senior Directors and Directors, General Manager-Corporate Affairs, and Company Secretary and General Counsel. The Deputy Company Secretary is the secretary to MCOM. General Managers and other staff may be invited to attend MCOM to present or discuss items of business pertaining to their areas of responsibility.

332     The MCOM meets weekly and its terms of reference are to –

(a)	represent Management;

(b)	review and reach a collective view on all Corporate strategies, objectives, organization structures, priorities, policies, etc;

(c)	review and discuss all matters/papers going forward to the Managing Board or its Committees;

(d)	review Corporate/Divisional performance;

(e)	discuss senior staff issues; and

(f)	share information.